SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                Hemobiotech, Inc.
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                                (Name of Issuer)


                     Common Stock, $.001 Par Value Per Share
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                         (Title of Class of Securities)


                                    42368P102
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                      (CUSIP Number of Class of Securities)


                                  May 31, 2005
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             (Date of Event which Requires Filing of this Statement)



                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


                  [ ]  RULE 13d-1(b)
                  [ ]  RULE 13d-1(c)
                  [X]  RULE 13d-1(d)


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CUSIP NO.  42368P102                                                 Page 2 of 5
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1)  Name And I.R.S. Identification No. Of Reporting Person

Arthur Bollon
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2)  Check The Appropriate Box If A Member Of A Group     (a) [ ]
                                                         (b) [ ]
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3)  SEC Use Only
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4)  Citizenship Or Place Of Organization: United States of America
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NUMBER OF SHARES           5) Sole Voting Power:
                                   1,403,536 Shares
BENEFICIALLY OWNED --------------------------------------------
BY EACH REPORTING          6) Shared Voting Power:
                                     334,223 Shares
PERSON WITH        --------------------------------------------
                           7) Sole Dispositive Power:
                                   1,403,536 Shares
                   --------------------------------------------
                           8) Shared Dispositive Power:
                                     334,223 Shares
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9)  Aggregate Amount Beneficially Owned By Each Reporting Person:
    1,737,759 Shares(1)
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10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares |_|
(See Instructions)
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11) Percent of Class Represented by Amount in Row (9): 12.4% of Common Stock
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12) Type of Reporting Person (See Instructions) IN
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(1) Represents (a) 860,502 shares of common stock directly beneficially owned by
Dr. Bollon; (b) 217,223 shares of common stock directly beneficially owned by Biogress LLC, of which Dr. Bollon is a founding member and has 50% voting power;
(c) 117,000 shares of common stock directly beneficially owned by relatives of Dr. Bollon; and (d) options to purchase 543,034 shares of common stock directly beneficially owned by Dr. Bollon which vest within 60 days of the date hereof.


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ITEM 1(a).  Name of Issuer:

            Hemobiotech, Inc.

ITEM 1(b).  Address of Issuer's Principal Executive Offices:
            14221 Dallas Parkway, Suite 1500, Dallas, Texas 75254
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ITEM 2(a).  Names of Persons Filing:

            Dr. Arthur Bollon ("Bollon")
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ITEM 2(b).  Address of Principal Business Office Or, If None, Residence:
            c/o Hemobiotech, Inc., 14221 Dallas Parkway, Suite 1500, Dallas, Texas 75254
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ITEM 2(c).  Citizenship:

            Bollon is a citizen of the United States of America
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ITEM 2(d).  Title of Class of Securities:
            Common Stock, $.001 Par Value Per Share
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ITEM 2(e).  CUSIP Number:  42368P102

ITEM 3.     If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is:

None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

ITEM 4.     Ownership:
(a) Amount beneficially owned by all reporting persons: 1,737,759 Shares
(b) Percent of class: 12.4% of Common Stock
(c) Number of shares as to which the reporting persons have:
         (i)      sole power to vote or to direct the vote: 1,403,536 Shares
         (ii)     shared power to vote or to direct the vote 334,223
         (iii) sole power to dispose or to direct the disposition: 1,403,536 Shares
         (iv)     shared power to dispose or to direct the disposition 334,223

ITEM 5.  Ownership of five percent or less of a class.
         Not applicable.


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ITEM 6.  Ownership of more than five percent on behalf of another person.
         Not applicable.

ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.
         Not applicable.

ITEM 8.  Identification and classification of members of the group.
         None of the reporting persons who have filed this schedule is a person, as defined in Rule 13d-1(b)(1)(ii), promulgated pursuant to the Securities Exchange Act of 1934.

ITEM 9.  Notice of dissolution of group.
         Not applicable.


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ITEM 10. Certifications.

Not applicable.

Dated:  February 14, 2006


                                                  /s/ Arthur Bollon
                                                  ------------------------------
                                                  Arthur Bollon


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